 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
                 _____________________________________
FORM 11-K
_____________________________________

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-01043

_____________________________________

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRUNSWICK CORPORATION
26125 N. Riverwoods Boulevard
Mettawa, Illinois 60045-3420

Brunswick Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2021 and 2020, and Year Ended December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Brunswick Retirement Savings Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Brunswick Retirement Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule of assets (held at end of year) as of December 31, 2021 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2017.

Chicago, Illinois
June 17, 2022
1

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Investments at fair value	$159,125,843	$141,565,673
Receivables:
Employer contributions	28,013	25,012
Notes receivable from participants	1,782,713	1,582,043
Total receivables	1,810,726	1,607,055
Total net assets available for benefits	$160,936,569	$143,172,728

The notes to financial statements are an integral part of these statements.
2

Brunswick Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021

Additions
Investment income:
Net appreciation in fair value of investments	$15,504,927
Interest and dividends from investments	6,203,571
Net investment income	21,708,498

Interest income on notes receivable from participants	62,962

Contributions:
Participants	6,004,223
Employer	1,995,379
Rollovers	632,446
Total contributions	8,632,048

Net additions	30,403,508

Deductions
Distributions and withdrawals to participants	11,547,482
Administrative expenses	170,234
Total deductions	11,717,716

Net increase in net assets available for benefits before transfers	18,685,792
Transfers to other plan (Note 1)	(926,842)
Transfers from other plan (Note 1)	4,891
Net increase in net assets available for benefits	17,763,841
Net assets available for benefits:
Beginning of year	143,172,728
End of year	$160,936,569

The notes to financial statements are an integral part of this statement.

3

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020
1. Description of the Plan

The following description of the Brunswick Retirement Savings Plan (the "Plan") provides only general information. Brunswick Corporation (the "Company" or "Employer") is the Plan's sponsor. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Eligible employees, as identified by the Benefits Administration Committee, who are not eligible to participate in the Brunswick Rewards Plan, must be at least 21 years of age and employed by the Company or a related company to which the Plan has been extended. IAM Union employees located in Fond du Lac, Wisconsin, and effective January 1, 2021, IAM union employees located in Brookfield, Wisconsin, must be at least 18 years of age to participate in the Plan.

Employees working at least 30 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 30 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. IAM Union Employees located in Fond du Lac, Wisconsin are eligible to participate immediately upon reaching the age requirement. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pre-tax or Roth contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. In 2021, pre-tax and Roth contributions were subject to the Internal Revenue Service ("IRS") limit of $19,500 and catch-up contributions were subject to the IRS limit of $6,500.

The basic Company matching contribution for participants in the Plan is 50% of participant deferrals, up to 6% of compensation. These contributions are invested in accordance with the participant’s investment elections. Catch-up contributions are not eligible for Company match.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. For the years ended December 31, 2021 and 2020, the Company contributed $28,013 and $25,012 to the Plan, respectively, relating to the true-ups of certain participant accounts. The true-up balances are reflected as Employer contributions receivables in the accompanying Statements of Net Assets Available for Benefits.
4

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020

Forfeited balances of participants' nonvested accounts are used to reduce future Company contributions or fund administrative expenses incurred by the Plan. At December 31, 2021 there were no material forfeitures related to nonvested accounts. At December 31, 2020, forfeited nonvested accounts totaled $4,318. The Company used these forfeitures to fund administrative expenses during 2021.

Vesting

Participants are fully vested in their accounts at all times. For those eligible participants in the IAM Union in Fond du Lac, Wisconsin, who are hired after January 1, 2019, they must complete two years of service to become fully vested in employer matching contributions.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. The maximum loan amount is the lesser of half of the participant's account balance or $50,000 less the largest balance of all loans in the prior 12 months, limited to participant contributions and rollovers only. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a primary home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

If a participant's employment with the Company terminates and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the Plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 72.

Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle, receive a lump-sum or partial lump-sum distribution, or receive installment payments. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 72 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, brokerage commissions and other fees are paid by the Plan’s participants and are included in either Net appreciation in fair value of investments or Administrative expenses in the accompanying Statement of Changes in Net Assets Available for Benefits.

Transfers to and from Other Plan

Transfers of assets between plans generally occur if a change in the employment status of an employee, who participates in a Brunswick-sponsored plan, causes the employee to change plans due to eligibility requirements. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2021, $926,842 was transferred from the Plan into the Brunswick Rewards Plan, while $4,891 was transferred into the Plan from the Brunswick Rewards Plan.

5

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020
Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit. Participants will also become 100% vested at this time.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Distributions and withdrawals to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 - Fair Value Measurements for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick Corporation common stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes plan gains and losses on investments bought and sold as well as held during the year.

Effective November 30, 2020, the EARNEST Partners SMID Cap Core Fund was added as an investment option and the Wells Fargo Common Stock Fund was removed. All balances in and contributions to the Wells Fargo Common Stock Fund were moved automatically to the EARNEST Partners SMID Cap Core Fund as of November 30, 2020.

6

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board ("FASB"), the Securities and Exchange Commission ("SEC"), and the Emerging Issues Task Force ("EITF"), to determine the impact of new pronouncements on U.S. GAAP and the impact on the Plan.

Recently Issued Accounting Standard

In August 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. On January 1, 2020, the Company adopted this standard and the adoption did not have a material impact on the financial statements.

There were no other recent accounting pronouncements that impacted the Plan in 2021 or that are expected to impact the Plan in the future.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•Quoted prices for similar assets and liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;
•Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety. There have been no changes in the methodologies used at December 31, 2021 or 2020.
7

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price of shares held by the Plan at year-end.

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values ("NAV") and recent transaction prices. There are target date collective trust funds ranging from 2015 through 2065, in five-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement. There are no unfunded commitments associated with these funds.

Mutual funds: Valued at quoted market prices.

Stable value collective trust: The fair value of investments in the stable value retirement savings collective trust are valued as determined by fund managers based on their NAV. This fund invests largely in investment contracts backed by high-quality, shorter-term securities. There are no restrictions on participant redemptions of the stable value retirement savings collective trust. There are no unfunded commitments associated with this fund.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$10,836,519	$—	$—	$10,836,519
Mutual funds	76,851,113	—	—	76,851,113
Total investments at fair value	$87,687,632	$—	$—	$87,687,632
Investments measured at net asset value (A)				71,438,211
Total investments				$159,125,843

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets
Brunswick Corporation common stock	$8,825,212	$—	$—	$8,825,212
Mutual funds	71,587,923	—	—	71,587,923
Total investments at fair value	$80,413,135	$—	$—	$80,413,135
Investments measured at net asset value (A)				61,152,538
Total investments				$141,565,673

(A) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.
8

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020
4. Reconciliation to Form 5500

The following is a reconciliation of Total net assets available for benefits per the financial statements to net assets per the Form 5500:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$160,936,569	$143,172,728
Adjustment for certain deemed distributions of participant loans	(4,936)	(8,747)
Net assets per Form 5500	$160,931,633	$143,163,981
The following is a reconciliation of the Net increase in net assets available for benefits per the financial statements to net income per the Form 5500:

Year Ended December 31,
2021
Net increase in net assets available for benefits before transfers per the financial statements	$18,685,792
Adjustment for certain deemed distributions of participant loans	3,811
Net increase per Form 5500	$18,689,603

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

6. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds units of the Vanguard target date retirement collective trust funds and the Vanguard stable value collective trust fund which are issued by Vanguard Fiduciary Trust Company. The Plan also holds shares of Brunswick Corporation common stock. These shares appreciated in fair value by $2,824,330 and recognized dividend income of $143,265 during 2021. At December 31, 2021 and 2020, the Plan held 107,580 and 115,756 shares of Brunswick Corporation common stock with fair values of $10,836,519 and $8,825,212, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

7. Income Tax Status

The IRS has determined and informed the Company by a letter dated July 27, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by applicable taxing authorities. Management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of
9

Brunswick Retirement Savings Plan
Notes to Financial Statements
December 31, 2021 and 2020
December 31, 2021 and December 31, 2020, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

8. Subsequent Events

The Plan evaluated subsequent events through June 17, 2022, the date the financial statements were issued, and no events were identified requiring adjustment to or disclosure in the financial statements.

10

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #154

December 31, 2021
			Current
Identity of Issuer	Description of Investment	Cost**	Value

Employer Common Stock
Brunswick Corporation*	Brunswick ESOP Company Stock Fund		$10,836,519

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2015 Trust I		5,182,073
Vanguard Fiduciary Trust Company*	Target Retirement 2020 Trust I		2,383,427
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust I		17,602,891
Vanguard Fiduciary Trust Company*	Target Retirement 2030 Trust I		2,748,864
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust I		10,257,194
Vanguard Fiduciary Trust Company*	Target Retirement 2040 Trust I		1,281,823
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust I		5,572,373
Vanguard Fiduciary Trust Company*	Target Retirement 2050 Trust I		1,284,656
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust I		3,236,239
Vanguard Fiduciary Trust Company*	Target Retirement 2060 Trust I		716,833
Vanguard Fiduciary Trust Company*	Target Retirement 2065 Trust I		479,025
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust I		1,868,197
Total Target Date Retirement Collective Trust			52,613,595

Mutual Funds
MainStay Investments	Large Cap Growth Fund, Class R6		18,070,938
Templeton Institutional Funds, Inc.	Foreign Equity Series		719,715
The TCW Group, Inc.	Core Fixed-Income Fund; Class Institutional		1,646,351
The Vanguard Group, Inc.*	Institutional Index Fund Plus Shares		29,535,864
The Vanguard Group, Inc.*	Extended Market Index Fund Institutional Shares		4,269,308
The Vanguard Group, Inc.*	Total Bond Market Index Fund Institutional Plus Shares		10,091,086
The Vanguard Group, Inc.*	Total International Stock Index Fund Institutional Shares		7,672,478
The Vanguard Group, Inc.*	Federal Money Market Fund		198,829
The Vanguard Group, Inc.*	Windsor II Fund Admiral Shares		4,646,544
Total Mutual Funds			76,851,113

Stable Value Collective Trust
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust III		14,862,605

SMID Collective Trust
EARNEST Partners	SMID Cap Core Fund, Founders Class		3,962,011

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities		1,777,776
			$160,903,619
*Represents a party-in-interest to the Plan.
** Cost information not required for participant-directed investments.
11

Brunswick Rewards Plan

Financial Statements and Supplemental Schedule

December 31, 2021 and 2020, and Year Ended December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Brunswick Rewards Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Brunswick Rewards Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule of assets (held at end of year) as of December 31, 2021 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2017.

Chicago, Illinois
June 17, 2022

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Investments at fair value	$1,683,954,657	$1,478,222,134
Receivables:
Employer contributions	30,215,100	24,147,801
Notes receivable from participants	11,500,729	11,905,908
Total receivables	41,715,829	36,053,709
Total net assets available for benefits	$1,725,670,486	$1,514,275,843

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021

Additions
Investment income:
Net appreciation in fair value of investments	$169,522,250
Interest and dividends from investments	53,923,007
Net investment income	223,445,257

Interest income on notes receivable from participants	455,423

Contributions:
Participants	44,261,564
Employer	49,571,550
Rollovers	7,138,096
Total contributions	100,971,210

Net additions	324,871,890

Deductions
Distributions and withdrawals to participants	113,001,948
Administrative expenses	1,397,250
Total deductions	114,399,198

Net increase in net assets available for benefits before transfers	210,472,692
Transfers from other plan (Note 1)	926,842
Transfers to other plan (Note 1)	(4,891)
Net increase in net assets available for benefits	211,394,643
Net assets available for benefits:
Beginning of year	1,514,275,843
End of year	$1,725,670,486

The notes to financial statements are an integral part of this statement.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2021 and 2020
1. Description of the Plan

The following description of the Brunswick Rewards Plan (the "Plan") provides only general information. Brunswick Corporation (the "Company" or "Employer") is the Plan's sponsor. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Employees are immediately eligible to participate in the Plan and are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pre-tax or Roth contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. In 2021, pre-tax and Roth contributions were subject to the Internal Revenue Service ("IRS") limit of $19,500 and catch-up contributions were subject to the IRS limit of $6,500. The Plan also contains an automatic contribution increase feature for certain eligible employees. Specifically, the Plan increases each eligible participant's contributions by 1% (up to a maximum of 10%) in April of each year.

Subject to certain limitations, the Company makes matching contributions on a per-pay check basis equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are not eligible for Company match.

The Company may make an annual retirement profit sharing contribution (formerly known as variable retirement contribution or VRC) of up to 9% of compensation as defined by the Plan to the accounts of participants employed by the Company as of December 31 of the current plan year. The Company may also make an annual retirement profit sharing contribution to participants that were terminated during the plan year due to death, disability, layoffs, or retirement. Retirement profit sharing contributions are invested in accordance with the participant’s investment elections. As of December 31, 2021 and 2020, retirement profit sharing contributions of $28,964,051 and $23,388,221, respectively, are included as Employer contributions receivable, in the accompanying Statements of Net Assets Available for Benefits.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and takes into account the

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2021 and 2020
maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. True-ups of certain participant accounts, all of which are included as employer contributions receivable in accompanying Statements of Net Assets Available for Benefits are $1,251,049 and $759,579 for the years ended December 31, 2021 and 2020, respectively.

Forfeited balances of participants' nonvested accounts are used to reduce future Company contributions and can also be used to pay certain Plan administrative expenses. At December 31, 2021 and 2020, forfeited nonvested accounts totaled $910,807 and $675,786, respectively. All of the forfeited nonvested accounts at December 31, 2020 were used to reduce employer contributions or pay Plan administrative expenses during 2021.

Vesting

Participants are required to complete two years of service to become fully vested in employer matching contributions and employer retirement profit sharing contributions.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. The maximum loan amount is the lesser of half of the participant's account balance or $50,000 less the largest balance of all loans in the prior 12 months, limited to participant contributions and rollovers only. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a primary home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

If a participant's employment with the Company terminates and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the Plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 72.

Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle, receive a lump-sum or partial lump-sum distribution, or receive installment payments. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 72 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, brokerage commissions and other fees are paid by the Plan’s participants and are included in either Net appreciation in fair value of investments or Administrative expenses in the accompanying Statement of Changes in Net Assets Available for Benefits.

Transfers to and from Other Plans

Transfers of assets generally occur if a change in the employment status of an employee, who participates in a Brunswick-sponsored plan, causes the employee to change plans due to eligibility requirements. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2021, $4,891 was transferred from the Plan into the Brunswick Retirement Savings Plan, while $926,842 was transferred into the Plan from the Brunswick Retirement Savings Plan.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2021 and 2020

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit. Participants will also become 100% vested at this time.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Distributions and withdrawals to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 - Fair Value Measurements for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick Corporation common stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes plan gains and losses on investments bought and sold as well as held during the year.

Effective January 8, 2020, the Wells Fargo Stable Fund was removed as an investment option for the Plan. All balances in and contributions to the Wells Fargo Stable Fund were moved automatically to the age appropriate Vanguard Target Retirement Trust Funds as of January 8, 2020. Additionally, effective November 30, 2020, the EARNEST Partners SMID Cap Core Fund was added as an investment option and the Wells Fargo Common Stock Fund was removed. All balances in and contributions to the Wells Fargo Common Stock Fund were moved automatically to the EARNEST Partners SMID Cap Core Fund as of November 30, 2020.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2021 and 2020
Recent Accounting Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board ("FASB"), the Securities and Exchange Commission ("SEC"), and the Emerging Issues Task Force ("EITF"), to determine the impact of new pronouncements on U.S. GAAP and the impact on the Plan.

Recently Issued Accounting Standard

In August 2018, the FASB issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. On January 1, 2020, the Company adopted this standard and the adoption did not have a material impact on the consolidated financial statements.

There were no other recent accounting pronouncements that impacted the Plan in 2021 or that are expected to impact the Plan in the future.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•Quoted prices for similar assets and liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;
•Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety. There have been no changes in the methodologies used at December 31, 2021 or 2020.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price of shares held by the Plan at year-end.

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values ("NAV") and recent transaction prices. There are target date collective trust funds ranging from 2015 through 2065, in five-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement. There are no unfunded commitments associated with these funds.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2021 and 2020

Mutual funds: Valued at quoted market prices.

Stable value collective trust: The fair value of investments in the stable value retirement savings collective trust are valued as determined by fund managers based on their NAV. This fund invests largely in investment contracts backed by high-quality, shorter-term securities. There are no restrictions on participant redemptions of the stable value retirement savings collective trust. There are no unfunded commitments associated with this fund.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Brunswick Corporation common stock	$57,722,648	$—	$—	$57,722,648
Mutual funds	798,332,017	—	—	798,332,017
Total investments at fair value	$856,054,665	$—	$—	$856,054,665
Investments measured at net asset value (A)				827,899,992
Total Investments				$1,683,954,657

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Brunswick Corporation common stock	$43,272,128	$—	$—	$43,272,128
Mutual funds	747,699,381	—	—	747,699,381
Total investments at fair value	$790,971,509	$—	$—	$790,971,509
Investments measured at net asset value (A)				687,250,625
Total investments				$1,478,222,134

(A) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2021 and 2020
4. Reconciliation to Form 5500

The following is a reconciliation of Total net assets available for benefits per the financial statements to net assets per the Form 5500:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$1,725,670,486	$1,514,275,843
Adjustment for certain deemed distributions of participant loans	(72,765)	(71,265)
Net assets per Form 5500	$1,725,597,721	$1,514,204,578

The following is a reconciliation of the Net increase in net assets available for benefits per the financial statements to net income per the Form 5500:

Year Ended December 31,
2021
Net increase in net assets available for benefits before transfers per the financial statements	$210,472,692
Adjustment for certain deemed distributions of participant loans	(1,500)
Net income per Form 5500	$210,471,192

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

6. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds units of the Vanguard target date retirement collective trust funds and the Vanguard stable value collective trust fund which are issued by Vanguard Fiduciary Trust Company. The Plan also holds shares of Brunswick Corporation common stock. These shares appreciated in fair value by $13,831,513 and recognized dividend income of $715,617 during 2021. At December 31, 2021 and 2020, the Plan held 573,043 and 567,578 shares of Brunswick Corporation common stock with fair values of $57,722,648 and $43,272,128, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

7. Income Tax Status

The IRS has determined and informed the Company by a letter dated August 24, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by applicable taxing authorities. Management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2021 and December 31, 2020, there were no uncertain positions taken or expected to be taken that would require

Brunswick Rewards Plan
Notes to Financial Statements
December 31, 2021 and 2020
recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

8. Subsequent Events

On October 4, 2021, the Company completed its acquisition of Marine Innovations Group AS ("Navico") and 202 Navico employees became eligible for the Plan on January 1, 2022. As a result, $24.8 million of assets associated with the Navico, Inc. 401(k) Plan were transferred into the Plan on April 21, 2022.

The Plan evaluated subsequent events through June 17, 2022, the date the financial statements were issued, and no other events were identified requiring adjustment to or disclosure in the financial statements.

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #170

December 31, 2021
			Current
Identity of Issuer	Description of Investment	Cost**	Value

Employer Common Stock
Brunswick Corporation*	Brunswick ESOP Company Stock Fund		$57,722,648

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2015 Trust I		35,436,206
Vanguard Fiduciary Trust Company*	Target Retirement 2020 Trust I		10,781,088
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust I		177,975,994
Vanguard Fiduciary Trust Company*	Target Retirement 2030 Trust I		31,957,244
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust I		163,775,197
Vanguard Fiduciary Trust Company*	Target Retirement 2040 Trust I		17,679,861
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust I		139,889,937
Vanguard Fiduciary Trust Company*	Target Retirement 2050 Trust I		14,464,858
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust I		53,072,904
Vanguard Fiduciary Trust Company*	Target Retirement 2060 Trust I		11,076,106
Vanguard Fiduciary Trust Company*	Target Retirement 2065 Trust I		2,971,172
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust I		10,148,889
Total Target Date Retirement Collective Trust			669,229,456

Mutual Funds
MainStay Investments	Large Cap Growth Fund, Class R6		135,291,125
Templeton Institutional Funds, Inc.	Foreign Equity Series		5,102,753
The TCW Group, Inc.	Core Fixed-Income Fund; Class Institutional		17,759,250
The Vanguard Group, Inc.*	Institutional Index Fund Plus Shares		287,746,946
The Vanguard Group, Inc.*	Extended Market Index Fund Institutional Shares		63,990,015
The Vanguard Group, Inc.*	Federal Money Market Fund		1,338,089
The Vanguard Group, Inc.*	Total Bond Market Index Fund Institutional Shares		117,980,562
The Vanguard Group, Inc.*	Total International Stock Index Fund Institutional Shares		106,628,863
The Vanguard Group, Inc.*	Windsor II Fund Admiral Shares		62,494,414
Total Mutual Funds			798,332,017

Stable Value Collective Trust
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust III		104,517,257

SMID Collective Trust
EARNEST Partners	SMID Cap Core Fund; Founders Class		54,153,280

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities		11,427,964
			$1,695,382,622
*Represents a party-in-interest to the Plan.
** Cost information not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

By: BRUNSWICK CORPORATION
as Administrator of the Plans

Date: June 17, 2022	By: /s/ RANDALL S. ALTMAN
Randall S. Altman
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consents of Independent Registered Public Accounting Firm